Exhibit (a)(1)(D)

145 KING STREET EAST, SUITE 500 TORONTO, ONTARIO CANADA M5C 2Y7 TELEPHONE (416) 947-1212 TOLL FREE 1-888-822-6714 FAX (416) 367-4681 WEBSITE www.agnico-eagle.com

March 12, 2007

Dear Shareholder of Cumberland Resources Ltd.:

        On behalf of the Board of Directors and management of Agnico-Eagle Mines Limited, we are pleased to provide you with our offer to purchase all of the outstanding common shares of Cumberland Resources Ltd. not already owned by us. We believe you will find the offer attractive and we hope that you, like us, see the great benefits and opportunities in the proposed transaction.

        Under the offer, you will be entitled to receive 0.185 of an Agnico-Eagle common share for each Cumberland share that you tender to the offer. Eligible Cumberland shareholders will be entitled to tender their Cumberland shares to Agnico-Eagle and receive Agnico-Eagle shares on a tax deferred basis.

        The Board of Directors of Cumberland has unanimously approved this offer and recommends that you accept the offer and tender your Cumberland shares. Each of the directors and executive officers of Cumberland, who collectively hold approximately 10.5% of the Cumberland shares (on a fully-diluted basis), have agreed to tender their Cumberland shares into our offer.

        The offer will be open for acceptance until 11:59 p.m. (Toronto time) on April 16, 2007 unless the offer is extended or withdrawn.

Why You Should Accept this Offer

        Our Board of Directors strongly believes that this transaction will create value for shareholders of both Agnico-Eagle and Cumberland and that it offers the following benefits and opportunities:

  Attractive Premium to Historical Trading Prices: When our intention to make the offer was announced on February 14, 2007, the offer represented a premium of 28.8% based on the respective closing prices for Agnico-Eagle shares and Cumberland shares on the Toronto Stock Exchange on February 13, 2007 and a premium of 23.7% based on the volume-weighted average trading prices of the Agnico-Eagle shares and Cumberland shares on the Toronto Stock Exchange for the twenty trading days ended February 13, 2007.

  Improved Liquidity for all Shareholders: By accepting this offer you will become part of a much larger shareholder base and the Agnico-Eagle shares you receive will offer you significantly increased trading liquidity. After giving effect to the acquisition on a pro forma basis, we expect Agnico-Eagle will have a market capitalization of approximately C$6.3 billion, as compared to Cumberland's market capitalization of approximately C$519 million as at February 13, 2007.

  Diversification: The addition of the Meadowbank property will diversify our asset base by adding future production and resources outside of Agnico-Eagle's current operations in the Abitibi region of Quebec and our current interests in properties in northern Quebec, Finland and Mexico. The acquisition will also diversify your risks as a Cumberland shareholder associated with Cumberland's reliance on the Meadowbank Project and will permit you to participate in Agnico-Eagle's present portfolio, including our production and expansion activities at the LaRonde Mine, our construction activities at the Goldex, Kittila and Lapa mine projects and our exploration activities at the Pinos Altos property.

  Growth in Reserves, Resources and Production: We expect that the acquisition of Cumberland will add approximately 3.0 million ounces of proven and probable gold reserves to Agnico-Eagle's proven and probable reserves of 12.5 million ounces as at December 31, 2006. In addition, after giving effect to the acquisition, Agnico-Eagle would have 5.05 million ounces of measured and indicated gold resources. With the acquisition, projected gold production would be 1.3 million ounces in 2010.

  The Transaction Leverages Agnico-Eagle's Strengths to Develop the Meadowbank Project: We consider the location of the Meadowbank Project in Nunavut to be attractive as Agnico-Eagle will be able to draw on its existing personnel in Quebec to complement and assist the workforce in Nunavut. By supplementing Cumberland's local technical team with Agnico-Eagle's strengths in mine development, operating experience and financial resources, we should be able to enhance the exploration and development of the Meadowbank Project.

  Consistent with Agnico-Eagle's Conservative Growth Strategy: We believe that Cumberland represents an attractive opportunity for Agnico-Eagle to accelerate its multi-mine growth strategy. Cumberland's 100% owned Meadowbank Project is in the construction phase and we expect initial gold production to begin in 2010. The acquisition of Cumberland is consistent with our conservative growth strategy. It has:

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    exploration upside suggesting the development of a long-term mining "camp"

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    low political risk in a supportive, mining friendly region of Canada

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    proposed mining and processing plans which are very straightforward

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    major permits already in place

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    no new financing required to build the Meadowbank Project

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    a timeline for construction matching the availability of Agnico-Eagle's proven mine building team

        We encourage you to read the terms and conditions of our offer and the additional information in the Offer and Circular provided in this package and if you have any questions, you may contact Merrill Lynch Canada Inc., the Dealer Manager in Canada, at (416) 369-7671, or Merrill Lynch, Pierce, Fenner & Smith Incorporated, the Dealer Manager in the United States, at 1-877-653-2948. To help you understand these formal documents, we also encourage you to consult with your financial advisor.

        Once again, we ask you to consider our offer and invite you to join us in the continued development of one of the world's premier intermediate gold producers.

Yours very truly,

Vice-Chairman and Chief Executive Officer

        The statements contained under the headings "Forward-Looking Statements" and "Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources" in the accompanying Offer and Circular are incorporated herein by reference.